G27
Consolidated Statements of Financial Position [unaudited]
As at April 30 with comparatives at October 31 [millions of Canadian dollars]	2006	2005 (Restated Note 5)
ASSETS
Current
Cash and cash equivalents	$359	$265
Accounts receivable	267	278
Unbilled revenue	142	115
Inventories	112	163
Income taxes recoverable	7	3
Current portion of future tax asset	18	19
Prepaid expenses and other	28	21
Assets held for sale [note 5]	7	114
	940	978

Property, plant and equipment [note 3]	416	841
Future tax asset	117	118
Long-term investments and other [note 2]	213	159
Goodwill	535	541
Other intangibles [note 3]	385	43
Total assets	$2,606	$2,680

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$270	$353
Deferred revenue	121	119
Income taxes payable	34	28
Current portion of unrealized benefit of future tax asset	17	16
Current portion of long-term debt	13	13
Liabilities related to assets held for sale [note 5]	1	50
	456	579

Long-term debt	433	455
Deferred revenue	21	26
Unrealized benefit of future tax asset	54	64
Other long-term obligations	34	42
Future tax liabilities	70	69
Minority interest	16	20
	$1,084	$1,255
Shareholders' equity
Share capital [note 4]	875	847
Retained earnings	665	604
Currency translation adjustment	(18)	(26)
	1,522	1,425
Total liabilities and shareholders' equity	$2,606	$2,680
See accompanying notes

Consolidated Statements of Income

[unaudited]

[see note 5 - Discontinued Operations ]
	Three months to April 30		Six months to April 30
[millions of Canadian dollars, except per share amounts]	2006	2005 (Restated Note 5)	2006	2005 (Restated Note 5)
Net revenues	$369	$362	$734	$731
Cost of revenues	(229)	(222)	(457)	(448)
Selling, general and administration	(71)	(80)	(140)	(151)
Research and development [note 6]	(1)	(9)	(7)	(16)
Depreciation and amortization	(20)	(17)	(38)	(33)
Restructuring charges [note 7]	(1)	1	(3)	-
Other expenses [note 9]	(12)	-	(13)	-
Equity earnings (loss)	(6)	3	(4)	2
Operating income	29	38	72	85
Interest expense	(5)	(4)	(8)	(9)
Dividend and interest income	2	3	4	4
Income from continuing operations before income taxes and minority interest	26	37	68	80
Income taxes [note 14]	(5)	(8)	(18)	(19)
Minority interest - net of tax	(3)	(2)	(5)	(4)
Income from continuing operations	18	27	45	57
Income (loss) from discontinued operations - net of tax [note 5]	(2)	3	26	3
Net income	$16	$30	$71	$60
Basic and diluted earnings (loss) per share [note 8]
- from continuing operations	$0.13	$0.19	$0.32	$0.40
- from discontinued operations	(0.01)	0.02	0.18	0.02
Basic and diluted earnings per share	$0.12	$0.21	$0.50	$0.42
See accompanying notes
Consolidated Statements of Retained Earnings [unaudited]

	Three months to April 30		Six months to April 30
[millions of Canadian dollars]	2006	2005	2006	2005
Retained earnings, beginning of period	$654	$621	$603	$599
Net income	16	30	71	60
Repurchase of shares	-	(3)	-	(8)
Dividends - cash	(4)	(4)	(7)	(7)
Dividends - stock	(1)	(2)	(2)	(2)
Retained earnings, end of period	$665	$642	$665	$642

Consolidated Statements of Cash Flows

[unaudited]
	Three months to April 30		Six months to April 30
[millions of Canadian dollars]	2006	2005 (Restated Note 5)	2006	2005 (Restated Note 5)
Operating activities
Net income	$16	$30	$71	$60
Income (loss) from discontinued operations	(2)	3	26	3
Income from continuing operations	18	27	45	57
Items not affecting current cash flow [note 11]	30	23	48	42
Changes in non-cash working capital balances relating to operations [note 11]	3	(1)	(57)	(22)
Cash provided by operating activities of continuing operations	51	49	36	77
Cash provided by (used in) operating activities of discontinued operations	-	4	(1)	3
	51	53	35	80
Investing activities
Increase in deferred development charges	(2)	(10)	(4)	(10)
Acquisitions	-	(2)	-	(2)
Proceeds from Maple transaction	27	-	27	-
Purchase of capital assets	(15)	(20)	(28)	(36)
Other	1	(2)	(18)	(3)
Cash provided by (used in) investing activities of continuing operations	11	(34)	(23)	(51)
Cash used in investing activities of discontinued operations	-	(1)	-	(1)
Cash from proceeds on sale of discontinued operations	11	-	86	-
Financing activities
Repayment of long-term debt	(1)	(1)	(1)	(1)
Decrease in deferred revenue and other long-term obligations	1	-	(8)	(5)
Payment of cash dividends	(3)	(3)	(7)	(7)
Issuance of shares	10	1	21	5
Repurchase of shares	-	(5)	-	(13)
Distribution to minority interest	(2)	(1)	(9)	(8)
Cash provided by (used in) financing activities of continuing operations	5	(9)	(4)	(29)
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	1	-	3
Increase in cash position during the period	77	10	94	2
Cash position, beginning of period	282	288	265	296
Cash position, end of period	$359	$298	$359	$298
Cash position comprises cash and cash equivalents See accompanying notes

Notes to Unaudited Consolidated Financial Statements

[All tabular amounts in millions of Canadian dollars, except where noted]

1. Accounting Policies

These consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2005, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Prior year's amounts have been restated to reflect the results of discontinued operations, and a change in the way the Company reports segmented information.

(a) Accounting Policy Changes

(i) Non-monetary Transactions

In June 2005, the CICA issued Handbook Section 3831 - Non-monetary Transactions (Section 3831) to revise and replace the current standards on non-monetary transactions. The Company has chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005. Retroactive application is not permitted.

The new section requires all non-monetary transactions to be measured at the fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

Adoption of this Handbook Section did not have an impact on the Company's results from operations or financial position of the Company for the period.

(ii) Asset Retirement Obligations

The Company adopted CICA Handbook Section 3110 - Asset Retirement Obligations (AROs), on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring property, plant and equipment.

The Company has identified an asset retirement obligation relating to decommissioning costs of a facility located in Kanata, Ontario. A liability will be recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is required to use a present value technique to estimate fair value.

(b) Measurement Uncertainty

To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

2. Long-term Investments and Other

Long-term investments and other includes $13 million relating to the Company's investment in Hemosol Corp. Due to measurement uncertainty, the Company is not able to determine if proceeds from the sale of the assets of Hemosol Corp. will be sufficient to recover the Company's investment. The investment is available for sale.

3. Intangible Assets

On February 22, 2006 MDS announced the conclusion of a comprehensive mediation process with Atomic Energy of Canada Limited (AECL) related to the MAPLE reactor project. Under the new agreement, AECL immediately paid MDS $25 million, net of applicable taxes. AECL assumed complete ownership of the MAPLE facilities and is now responsible for all costs associated with completing the project and the production of medical isotopes. MDS and AECL have entered into a 40-year supply agreement similar to the current National Research Universal (NRU) supply agreement and AECL will acquire all inventories associated with the MAPLE project.

In accordance with CICA Handbook Section 3831, "Non-monetary Transactions", the Company exchanged the MAPLE asset for a 40-year supply agreement which has been recorded as an intangible asset at its fair value of $344 million. This amount will be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins. AECL also acquired $53 million of MAPLE-related inventories which will be paid for over four years commencing in 2008. As a result of this agreement, a long-term note receivable for $43 million has been established and MDS has recorded a $10 million non-cash charge this quarter.

4. Share Capital and Stock Options

The following table summarizes information on share capital and stock options and related matters as at April 30, 2006:
(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2005	142,099	$847
Issued during the period	1,696	28
Balance as at April 30, 2006	143,795	$875

During the quarter, the Company did not repurchase or cancel any Common shares.

(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2005	7,673	$17.76
Activity during the period:
Granted	984	20.08
Exercised	(1,511)	13.98
Cancelled or forfeited	(559)	20.06
Balance as at April 30, 2006	6,587	$18.78

There were 4,039 stock options exercisable as at April 30, 2006.

5. Discontinued Operations

The results of discontinued operations in the quarter were as follows:
	Three months to April 30		Six months to April 30
	2006	2005	2006	2005
Net revenues	$18	$90	$57	$176
Cost of revenues	(16)	(75)	(49)	(147)
Selling, general and administration	(4)	(11)	(8)	(20)
Depreciation and amortization	-	-	(1)	(2)
Operating income	(2)	4	(1)	7
Gain on sale of Source	-	-	28	-
Income taxes	-	-	-	(2)
Minority interest	-	(1)	(1)	(2)
Income (loss) from discontinued operations	$(2)	$3	$26	$3
Basic earnings (loss) per share	$(0.01)	$0.02	$0.18	$0.02

The Company has committed to a plan to divest a number of business operations that are no longer part of the Company's strategic plan.

In 2005, the Company approved a plan to divest of its Pharmaceutics, Fermentation Biopharmaceutics/Biosafety, and in vitro Pharmacology operations within the MDS Pharma Services business. The Company's partner in Calgary Laboratory Services LP (CLS) exercised its right to buy out the Company's partnership interest, and as a result, this interest was classified as a discontinued operation.

During the quarter MDS, through its subsidiary Bow Valley Diagnostic Services Inc., signed an agreement to sell its partnership interest in Calgary Laboratory Services to its partner, the Calgary Health Region. MDS received proceeds of $21 million from the sale.

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell. As at April 30, 2006, assets of certain operations are held for sale and the sale of these operations is expected to occur within one year.

Assets held for sale and related liabilities as at April 30, 2006 with comparatives as at October 31, 2005 comprised:
	2006	2005
Accounts receivable	$1	$32
Inventory	-	24
Capital assets	4	32
Goodwill	2	26
Total assets held for sale[1]	7	114

Current liabilities	-	38
Other long-term obligations	1	12
Liabilities related to assets held for sale	$1	$50

1 Assets held for sale have been classified as current as the Company has signed agreements where such assets are expected to be disposed of within the current fiscal period.

6. Research and Development
	Three months to April 30		Six months to April 30
	2006	2005	2006	2005
Gross expenditures	$14	$25	$29	$48
Investment tax credits	(4)	(2)	(5)	(4)
Recoveries from partners	(7)	(9)	(14)	(18)
Development costs deferred	(2)	(5)	(3)	(10)
Research and development expense	$1	$9	$7	$16

For the three months ended April 30, 2006 depreciation and amortization includes $1 million (2005 - $1 million) related to research and development.

7. Restructuring Charges

An analysis of the activity in the provision through April 30, 2006 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at April 30, 2006
		Cash	Non-cash
2005:
Workforce reductions	$52	$(38)	$(1)	$13
Equipment and other asset writedowns - adjustment	8	-	(8)	-
Contract cancellation charges	12	(2)	-	10
	$72	$(40)	$(9)	$23
2006:
Workforce reductions	$1	$(1)	$-	$-
Stock option related charges	2	-	(2)	-
	$3	$(1)	$(2)	$-
				$23

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations.

8. Earnings per Share

a) Dilution
	Three months to April 30		Six months to April 30
(number of shares in millions)	2006	2005	2006	2005
Net income available to Common shareholders	$16	$30	$71	$60
Weighted average number of Common shares outstanding - basic	143	141	143	141
Impact of stock options assumed exercised	1	1	1	1
Weighted average number of Common shares outstanding - diluted	144	142	144	142

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months to April 30		Six months to April 30
	2006	2005	2006	2005
Net income	$16	$30	$71	$60
Compensation expense for options granted prior to November 1, 2003	-	(1)	(2)	(3)
Net income - pro forma	16	29	69	57

Basic and diluted earnings per share	$0.12	$0.20	$0.49	$0.40

During the quarter, the Company granted 49,700 options (2005 - 410,000) at an average exercise price of $19.72 (2005 - $16.76). These options have a fair value determined using the Black-Scholes model of $4.39 per share, (2005- $5.28) based on the following assumptions:
	2006	2005
Risk-free interest rate	3.9%	3.8%
Expected dividend yield	0.7%	0.7%
Expected volatility	0.23	0.34
Expected time to exercise (years)	3.25	5.25

9. Other Expenses

	Three months to April 30		Six months to April 30
	2006	2005	2006	2005
Writedown of other long-term assets	$-	$-	$(1)	$-
Unrealized loss on interest rate swaps	(2)	-	(2)	-
Loss on sale of Maple assets	(10)	-	(10)	-
Other expenses	$(12)	$-	$(13)	$-

10. Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post employment obligation expense for the quarter was $1 million (2005 - $1 million).

11. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:
	Three months to April 30		Six months to April 30
	2006	2005	2006	2005
Depreciation and amortization	$20	$17	$38	$33
Minority interest	2	3	5	5
Stock option compensation	-	-	3	1
Deferred revenue	(2)	-	(5)	-
Future income taxes	(12)	(2)	(10)	-
Equity earnings - net of distribution	8	1	8	2
Writedown of Maple assets	10	-	10	-
Other	4	4	(1)	1
	$30	$23	$48	$42

Changes in non-cash working capital balances relating to operations include:
	Three months to April 30		Six months to April 30
	2006	2005	2006	2005
Accounts receivable	$(18)	$(23)	$11	$(5)
Unbilled revenue	(41)	20	(27)	-
Inventories	50	-	51	1
Accounts payable and deferred revenue	11	5	(86)	(11)
Income taxes	(3)	(4)	1	(2)
Foreign exchange and other	4	1	(7)	(5)
	$3	$(1)	$(57)	$(22)

12. Segmented Information
					Three months to April 30, 2006
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$130	$83	$66	$90	$-	$369
Cost of revenues	(97)	(43)	(38)	(51)	-	(229)
Selling, general and administration	(29)	(15)	(5)	(10)	(12)	(71)
Research and development	-	-	(1)	-	-	(1)
Depreciation and amortization	(8)	(4)	(6)	(2)	-	(20)
Restructuring charges	(1)	-	-	-	-	(1)
Other expenses	-	(10)	-	-	(2)	(12)
Equity earnings (loss)	(1)	-	-	-	(5)	(6)
Operating income (loss)	$(6)	$11	$16	$27	$(19)	$29

Total assets	$884	$739	$188	$241	$554	$2,606

Capital expenditures	$9	$-	$2	$1	$3	$15

					Three months to April 30, 2005
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$137	$75	$65	$85	$-	$362
Cost of revenues	(98)	(37)	(37)	(50)	-	(222)
Selling, general and administration	(38)	(19)	(5)	(15)	(3)	(80)
Research and development	(1)	(1)	(7)	-	-	(9)
Depreciation and amortization	(7)	(3)	(4)	(2)	(1)	(17)
Restructuring charges	1	-	-	-	-	1
Other expenses	-	-	-	-	-	-
Equity earnings (loss)	-	-	-	1	2	3
Operating income (loss)	$(6)	$15	$12	$19	$(2)	$38

Total assets	$1,025	$753	$214	$310	$466	$2,768

Capital expenditures	$4	$8	$2	$-	$6	$20

					Six months to April 30, 2006
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$259	$165	$137	$173	$-	$734
Cost of revenues	(190)	(83)	(82)	(102)	-	(457)
Selling, general and administration	(62)	(28)	(8)	(23)	(19)	(140)
Research and development	-	(1)	(6)	-	-	(7)
Depreciation and amortization	(16)	(8)	(10)	(4)	-	(38)
Restructuring charges	-	-	-	(1)	(2)	(3)
Other expenses	-	(10)	-	-	(3)	(13)
Equity earnings (loss)	(1)	-	-	1	(4)	(4)
Operating income (loss)	$(10)	$35	$31	$44	$(28)	$72

Capital expenditures	$17	$-	$3	$2	$6	$28

					Six months to April 30, 2005
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$275	$150	$139	$167	$-	$731
Cost of revenues	(191)	(75)	(79)	(103)	-	(448)
Selling, general and administration	(75)	(30)	(10)	(28)	(8)	(151)
Research and development	(1)	(2)	(14)	-	1	(16)
Depreciation and amortization	(14)	(7)	(7)	(4)	(1)	(33)
Restructuring charges	1	-	-	-	(1)	-
Other expenses	-	-	-	-	-	-
Equity earnings (loss)	-	-	1	1	-	2
Operating income (loss)	$(5)	$36	$30	$33	$(9)	$85

Capital expenditures	$8	$12	$4	$-	$12	$36

13. Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:

			Three months to April 30
		2006		2005
		Carrying amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$2	$9	$3	$13
Currency forward and option	- liabilities	$-	$(1)	$(3)	$-
Interest rate swap and option contracts		$(5)	$(4)	$-	$1

As of April 30, 2006, the Company had outstanding foreign exchange contracts and options in place to sell up to US$151 million, and in certain circumstances up to US$226 million, at a weighted average exchange rate of C$1.1714 maturing over the next 7 months. The Company also had interest rate swap contracts that economically convert a notional amount of US$80 million of debt from a fixed to a floating interest rate. For accounting purposes, the changes in fair value in interest rate swaps are charged to income in 2006, whereas hedge accounting was applied in 2005.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period. A $2 million unrealized loss and a $1 million unrealized gain have been recorded in selling, general and administration in the period to mark these interest rate swaps and options, respectively, to their fair market value.

14. Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below. The effective rate for the quarter was 19% (2005 - 22%).

	Three months to April 30
	2006	2005
Expected income taxes expense at MDS's 35% statutory rate	$9	$13
Decrease to tax expense as a result of:
Benefit of tax losses previously not recognized	(4)	(5)
Reported income tax expense	$5	$8

15. Commitments

As at October 31, 2005, MDS had a remaining five-year commitment of $211 million related to the outsourcing of the information technology infrastructure. Subsequent to the quarter end, MDS renegotiated the contract with the current service provider and intends to transition such services to new vendors starting late in the third quarter of 2006. At this time, the financial impact cannot be determined. The current outsourcing partner will support MDS throughout the transition period.

16. Subsequent Event

Subsequent to the quarter end, MDS finalized the sale of its pharmaceutics operations in Tampa, Florida for proceeds of $5 million.

17. Comparative Figures

Certain figures for the previous year have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2005 has been restated to reflect the discontinued operations reported.